ENTERRA ENERGY TRUST

Annual and Special Meeting of Shareholders Held on June 7, 2005

REPORT OF VOTING RESULTS*

Pursuant to Section 11.3 of NI 51-102 – Continuous Disclosure Obligations

	Matter Voted Upon	Outcome of Vote	For	Against	Withheld
	General Business
1.	Appointing the following individuals as directors of the issuer to hold office until the next annual general meeting of the issuer or until their successors are appointed or elected: - Reginald J. Greenslade - Herman S. Hartley - Norman W.G. Wallace - William E. Sliney	Carried	99.84%	n/a	0.16%
2.	Appointing KPMG LLP as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to approve the remuneration therefor:	Carried	99.73%	n/a	0.27%
	Special Business
3.	Ordinary resolution to approve the Annual Bonus Plan and to ratify the Payment of Bonuses for 2004 under the Plan (as more fully set out in the Information Circular dated June 7, 2005) (Proxy):	Carried	88.24%	9.27%	2.48%
	Ordinary resolution to approve the Annual Bonus Plan and to ratify the Payment of Bonuses for 2004 under the Plan (as more fully set out in the Information Circular dated June 7, 2005) (Ballot):	Carried	90.70%	9.30%	n/a
4.	Ordinary resolution to approve the concept of the employees and consultant of JED Oil Inc. being eligible to participate in the compensation plans of Enterra Energy Trust and to give the directors the discretion to amend the Trust's Stock Option Plan, Stock Savings Plan and Annual Bonus Plan to give effect to such concept (as more fully set out in the Information Circular dated June 7, 2005) (Proxy):	Carried	86.77%	10.16%	3.07%

* These figures are the Proxy and Ballot results, where applicable.